UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2018

Commission file number: 333-209744

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel

+972-8-633-3964

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Appointment of Chief Executive Officer

On July 30, 2018, the Board of Directors of Todos Medical Ltd. (the “Company”) resolved that Dr. Herman Weiss, will cease to serve as the Company’s current Chairman of the Board of Directors, and appointed him as Chief Executive Officer of the Company effective immediately. Additionally, in conjunction with the appointment of Dr. Weiss as Chief Executive Officer, Rami Zigdon, the Company’s current Chief Executive Officer, will be leaving his current position but will be appointed as the Company’s Chief Business Officer and will continue serving as a member of the Company’s Board of Directors.

The Company intends to re-appoint Dr. Weiss as the Company’s Chairman of the Board of Directors, subject to the approval of the Company’s shareholders. The Company intends to enter into an employment agreement with Dr. Weiss at a later date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TODOS MEDICAL LTD.
(Registrant)

	By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss Title: Chief Executive Officer

Date: July 31, 2018

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